Exhibit 1.02

STOCK REPURCHASE AGREEMENT

This Stock Repurchase Agreement (this “Agreement”) is made as of the 29th day of March, 2005, by and among Domino’s Pizza, Inc., a Delaware corporation (the “Company”), J.P. Morgan Capital, L.P., a Delaware limited partnership (“JPM Capital”), Sixty Wall Street Fund, L.P. a Delaware limited partnership (“60 LP”) and J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (“BHCA” and collectively with JPM Capital and 60 LP, the “Sellers”).

WHEREAS, each of the Sellers owns the number of shares of common stock, par value $.01 per share (the “Common Stock”) and non-voting common stock, par value .01 per share (the “Non-Voting Common Stock) set forth opposite such Seller’s name on Schedule I hereto;

WHEREAS, the Sellers wish to transfer to the Company, and the Company wishes to repurchase from the Sellers the number of shares of Common Stock and Non-Voting Common Stock (collectively, the “Shares”) set forth opposite such Seller’s name on Schedule II hereto, on the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein set forth, and for good and valuable consideration, the parties hereto agree as follows:

1. Purchase and Sale of Shares

(a) At the Closing, and subject to the terms and conditions hereof, the Sellers will transfer to the Company, and the Company will repurchase from the Sellers, all of the Shares. In connection with such transfer, each Seller will deliver the stock certificates evidencing the Shares to the Transfer Agent (as provided in Section 2(a), below). In exchange for the transfer of the Shares, the Company will pay each Seller the amount set forth opposite such Seller’s name on Schedule II (the “Repurchase Consideration”); representing a per Share price of $17.01, which is equal to ninety-five percent (95%) of the average closing price of the Company’s Common Stock on the New York Stock Exchange for the five trading day period beginning March 18, 2005 and ending March 24, 2005 provided; however, that the aggregate amount paid to the Sellers for the Shares shall not exceed $75,000,000.00.

(b) The closing of the purchase and sale of the Shares (the “Closing”) shall take place on March 29, 2005 at the offices of Ropes & Gray LLP, 45 Rockefeller Plaza, New York, New York 10111, or at such other time or place as the parties shall mutually agree.

2. Deliveries at Closing.

(a) Each Seller shall transfer or cause to be transferred to the American Stock Transfer and Trust Company (the “Transfer Agent”) on behalf of the Company the stock certificates representing the Shares, duly endorsed in blank for transfer (or together with a stock power duly endorsed in blank for such stock certificate) and accompanied by a medallion signature guarantee.

(b) The Company shall deliver or cause to be delivered to each Seller: (i) the Repurchase Consideration by check or wire transfer to an account designated by each of the Sellers, and (ii) a copy, certified by the corporate secretary of the Company, of the Board resolution of the Company approving this Agreement and the repurchase of the Shares.

3. Company Representations. In repurchasing the Shares, the Company acknowledges, represents and warrants to the Sellers that:

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has full and adequate right, power, capacity and authority to enter into, execute, deliver and perform this Agreement.

(b) This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

(c) The Company has not engaged any investment banker, broker, or finder in connection with the repurchase of the Shares hereunder and no broker’s or similar fee is payable by the Company or any of its affiliates in connection with the repurchase of the Shares hereunder.

(d) The repurchase of the Shares by the Company will not conflict with, result in a breach or violation of, or constitute a default under, any law applicable to the Company or the charter documents of the Company or the terms of any indenture or other agreement or instrument to which the Company is a party or bound, or any judgment, order or decree applicable to the Company of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over the Company.

(e) No consent, approval, authorization or order of any court or governmental agency or body is required for the consummation by the Company of the repurchase of the Shares hereunder.

(f) Except for the express representations and warranties contained in this Agreement, neither the Seller, nor any of its affiliates, attorneys, accountants and financial and other advisors, has made any representations or warranties to the Company.

4. Seller Representations. Each Seller acknowledges, represents and warrants to the Company, severally as to itself and not as to any other Seller, that:

(a) JPM Capital is a limited partnership validly existing under the laws of the State of Delaware. The Seller has full and adequate right, power, capacity and authority to enter into, execute, deliver and perform this Agreement.

(b) 60 LP is a limited partnership validly existing under the laws of the State of Delaware. The Seller has full and adequate right, power, capacity and authority to enter into, execute, deliver and perform this Agreement.

(c) BHCA is a limited partnership validly existing under the laws of the State of Delaware. The Seller has full and adequate right, power, capacity and authority to enter into, execute, deliver and perform this Agreement.

(d) This Agreement has been duly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

(e) The Seller is the record and beneficial owner of the Shares set forth opposite the Seller’s name on Schedule I, and upon the Closing will transfer to the Company, good and marketable title to all of the Shares owned by such Seller, free and clear of any liens, claims, security interests, restrictions, options or other encumbrances of any kind. The Seller has not granted any option of any sort with respect to the Shares owned by such Seller or any right to acquire the Shares owned by such Seller or any interest therein other than to the Company under this Agreement.

(f) The transfer of the Shares owned by the Seller will not conflict with, result in a breach or violation of, or constitute a default under, any law applicable to the Seller or the limited partnership agreement of the Seller or the terms of any indenture or other agreement or instrument to which such Seller is a party or bound, or any judgment, order or decree applicable to such Seller of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over the Seller.

(g) No consent, approval, authorization or order of any court or governmental agency or body is required for the consummation by such Seller of the sale of the Shares owned by such Seller hereunder.

(h) The Seller has independently investigated and evaluated the value of the Shares owned by such Seller and the financial condition and affairs of the Company without reliance upon any information from the Company or its affiliates other than what is available publicly. Neither the Company, nor any of its affiliates, attorneys, accountants or financial or other advisors has furnished any information to the Seller that was used by the Seller in determining to transfer the Shares owned by such Seller, other than such information as is contained in this Agreement. Based upon its independent analysis of such information, together with information obtained from sources other than the Company and its affiliates, the Seller has reached its own business decision to effect the sale of Shares owned by such Seller contemplated hereby. The Seller is not in possession of any material non-public information that would preclude the Seller from transferring the Shares owned by such Seller hereunder in compliance with the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or that would cause the transfer of the Shares owned by such Seller hereunder to violate the Securities Act or the Exchange Act.

(i) The Seller is sophisticated and capable of understanding and appreciating, and does understand and appreciate, that future events may occur that will increase the price of the Shares owned by such Seller, and that the Seller would be deprived of the opportunity to participate in any gain that might have resulted if such Seller had not transferred the Shares owned by such Seller to the Company hereunder.

(j) The Seller has not engaged any investment banker, broker, or finder in connection with the repurchase of Shares hereunder and no broker’s or similar fee is payable by the Seller or any of its affiliates in connection with the transfer of the Shares owned by such Seller hereunder.

(k) The Seller has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company in connection with the transfer of the Shares owned by such Seller hereunder.

(l) Except for the express representations and warranties contained in this Agreement, neither the Company, nor any of its affiliates, attorneys, accountants and financial and other advisors, has made any representations or warranties to the Seller.

5. Miscellaneous.

(a) Each party agrees to keep the contents and terms of this Agreement confidential and shall not disclose any such contents or terms to any third party, except to the extent the party is required by applicable law, regulation or legal process to make such disclosure, including such disclosure as the Company or the Sellers may reasonably determine to be required to comply with its Exchange Act reporting obligations.

(b) This Agreement contains the entire agreement between the parties hereto with respect to the subject matter of this Agreement and supercedes any and all prior agreements related to the subject matter hereof. This Agreement is executed without reliance upon any promise, warranty or representation by any party or any representative of any party other than those expressly contained herein. The respective agreements, representations, warranties and other statements of the Company and the Sellers, as set forth in this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of the Company or the Sellers or any of their respective officers, directors or affiliates, and shall survive delivery of and payment for the Shares. This Agreement may not be assigned by the Sellers without the written consent of the Company and any such assignment without its written consent shall be void.

(c) This Agreement may be amended only by written agreement of a subsequent date between the parties hereto.

(d) Each party agrees to execute any additional documents and to take any further action as may be necessary or desirable in order to implement the transactions contemplated by this Agreement.

(e) This Agreement shall be governed by and construed under the domestic, substantive laws of the State of New York (without giving effect to any conflict of law or other aspect of New York law that might result in the application of any law other than that of the State of New York).

(f) This Agreement may be executed in one or more counterparts, each of which constitutes an original and is admissible in evidence, and all of which constitute one and the same agreement.

(g) Each party shall bear its own expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

DOMINO’S PIZZA, INC.

By:	/s/ Harry J. Silverman
Name:	Harry J. Silverman
Title:	Chief Financial Officer

J.P. MORGAN CAPITAL, L.P.

By: J.P. Morgan Capital Management Company LLC., its general partner

By: J.P. Morgan Investment Partners, L.P.,
its sole member

By: JPMP Capital, LLC,
its general partner

By:	/s/ Richard Waters
Name:	Richard Waters
Title:	Managing Director

SIXTY WALL STREET FUND, L.P.

By: JPMP Capital, LLC,
its general partner

By:	/s/ Richard Waters
Name:	Richard Waters
Title:	Managing Director

J.P. MORGAN PARTNERS (BHCA), L.P.

By: JPMP Master Fund Manager, L.P.,
its general partner

By: JPMP Capital Corp.,
its general partner

By:	/s/ Richard Waters
Name:	Richard Waters
Title:	Managing Director

Schedule I

Ownership of Shares

Entity	Number of Shares of Common Stock	Number of Shares of Non-Voting Common Stock
J.P. Morgan Capital, L.P.	3,532,635	0
Sixty Wall Street Fund, L.P.	202,532	0
J.P. Morgan Partners (BHCA), L.P.	0	2,550,695

Schedule II

Shares to be Repurchased

Entity	Number of Shares of Common Stock	Number of Shares of Non-Voting Common Stock	Repurchase Consideration
J.P. Morgan Capital, L.P.	1,792,001	0	$30,481,937.01
Sixty Wall Street Fund, L.P.	102,739	0	$1,747,590.39
J.P. Morgan Partners (BHCA), L.P.	0	2,514,431	$42,770,471.31

Total	1,894,740	2,514,431	$74,999,998.71